Filed by CCH I, LLC and Charter Communications, Inc.
Commission File No. for Registration Statement on Form S-4: 333-200809
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company:  Charter Communications Inc.
Commission File No. 001-33664

The following is a transcript of Tom Rutledge’s remarks at the Morgan Stanley Technology, Media & Telecom Conference on March 3, 2015:

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EDITED TRANSCRIPT
CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

EVENT DATE/TIME: MARCH 03, 2015 / 04:45PM GMT

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

CORPORATE PARTICIPANTS
Tom Rutledge Charter Communications, Inc. - President & CEO

CONFERENCE CALL PARTICIPANTS
Ben Swinburne Morgan Stanley - Analyst

PRESENTATION

Ben Swinburne - Morgan Stanley - Analyst

Okay. We're going to keep going. Good morning everybody. My name is Ben Swinburne, Morgan Stanley's Cable and Media analyst. One more time, please note that important disclosures including my personal holdings disclosures and Morgan Stanley disclosures all appear in the handout available in registration area and on the Morgan Stanley public website. And we're really excited to welcome Tom Rutledge, the CEO and President of Charter, to my left. The role Tom had since 2012, prior to joining charter he served as Chief Operating Officer of Cablevision from 2004 to 2011, and actually he has been in the cable business since 1977, hopefully you don't mind me saying that.

Tom Rutledge - Charter Communications, Inc. - President & CEO

I don't mind. The truth.

Ben Swinburne - Morgan Stanley - Analyst

At American television and communications. So Tom, thank you very much for being here.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Thank you. It's good to see you, Ben.

Ben Swinburne - Morgan Stanley - Analyst

I wanted to ask you, maybe starting off, since we're hopefully coming to the tail end of a long regulatory review, why you are so excited about the opportunity that comes from these proposed transactions with Comcast and Time Warner Cable, and if there is anything that you've learned in the last nine, ten, 12 months that has surprised you about what lies ahead?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, the reason we did the deal was because we thought that the assets that we're getting make a lot of sense in our environment and that we can manage them successfully and create a lot of value. And there are a couple of reasons why that works for us. One, we're growing the business as you can see from our performance. We think that the cable infrastructure is a superior infrastructure, it's a difficult infrastructure to manage, and we think that if you put the right products and packages together and use the assets fully, meaning take them all digital, take the speeds of the data networks up, then you can stand up better products than your competitors and you can win in the marketplace. And the assets that we're getting in the deal, fit very nicely with Charter. It's a complicated structure, there is a spin, a swap, and a sale. But what it means is that the footprint of Charter and the footprint of Charter's interest in Greatland, which is the spend, is such that we can market effectively.

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

We go from a business today where we can reach 48% of our potential customer base with mass media to a business where we can go to over 95% to 98% of our footprint with mass media, very clustered business, both clustered in the DMAs, and clustered in the regions, which ultimately lends us a better footprint for business services. So the fundamental objective of what we did was to increase the amount of potential of the Company in terms of what we could sell and how fast we could grow; and two, to improve the ability to market and to get the economies of scale at the local level and economies of scale at a national level to improve the overall economics of the business and that's all still true. We didn't expect to go through this sort of diversion in the Title II, the complexities of the regulatory issues around our dealer announced by themselves, they're moving along and I'm sure they're slower than they would have been otherwise, but we expect that the FCC will turn their attention to this deal now that they are done with their immediate issue.

Ben Swinburne - Morgan Stanley - Analyst

Right. Just one process question, how long after Comcast and Time Warner close, assuming they closed, can you close your transaction?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Probably 45 days, we have a debt-to-debt exchange, it has to be done and priced at market. So there is a timing difference between us and that but that's anticipated and part of our deal structure.

Ben Swinburne - Morgan Stanley - Analyst

Okay. Sticking with the topic of Title II and all the regulatory focus on broadband, I know you had this question before and we're still waiting for the full order, but what do you think the long-term implications are for your business and how you operate and invest given what we know today about how the FCC is looking at both broadband speed, the 25 megabits or higher and also the Title II move?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Look, there's always regulatory risk in our business, there has been in the past, but fundamentally we have a great business opportunity in front of us which I just laid out and we're excited by that. And this new Title II issue has raised the level of uncertainty, how it's going to be implemented, and there's going to be a lot of litigation or may be legislation, and that uncertainty certainly will overhang us. But if you take the FCC their word and what they are attempting to do and forbear from the onerous parts of Title II, we should proceed as we expected to proceed, and that's what we're doing, but we'll be involved in the litigation strategy and the legislative strategy as well.

Ben Swinburne - Morgan Stanley - Analyst

Yes, we had, Verizon speak yesterday and Michael is up after you here, I know you are not an attorney but do you think this will, this reclassification will hold up in court ultimately, do you have a perspective on that at this point?

Tom Rutledge - Charter Communications, Inc. - President & CEO

I think there is a -- it's hard to say, attorneys give you these percentages, but people would say what's the odds of a deal closing are? They are kind of made up numbers, but there is -- I'd say there is a reasonable expectation that the rules will get over time.

Ben Swinburne - Morgan Stanley - Analyst

Let's turn to the business, when you reported results recently you laid out sort of three objectives for 2015, one of them is to close these deals, which we just talked about. The other two is really grow your market share and continue enhancing your product that's how business spectrum was announced, I think it was yesterday. Spend a few minutes for us on those first two and what specifically should we be watching for in 2015 from Charter?

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, as we close the deal and begin to execute our strategy and there is a lot of complexity in what we're doing, operational complexity and integration strategy that has to be implemented. We're divesting assets as well and so our financial profile will change, but our strategy will remain the same. We have work to do in the integration, our main task will be to get off the transition services agreements that we have with Comcast and need to have and move customers onto our platform and get them as quickly as we can into a position where we can begin the market and brand and execute against the kinds of strategies we've employed at Charter.

The big difference between what we're doing going forward in these new assets and what we did at Charter is that we have the same operational strategy, we have the same go-to-market strategy and product strategy, but it's -- the plant to meet businesses that we're getting, the plant is in much better shape. These assets have been invested in, we think we can do well with them and we think we have a different marketing strategy and investment strategy going forward, but they are in fundamentally good shape.

So what the task will be though is to take all these businesses which are now very centralized and move them into our centralized cloud and that's an execution effort that's really never been done before. We think we're -- we've got it figured out, we know what to do, but it takes effort and time. So that's the main sort of integration issue before us. When we get the assets we'll start spending money and going all digital like we did at Charter. It'll take speeds up and we'll try to improve product sets as quickly as we can. And we'll take advantage of new branding strategy and we'll brand great land with Charter so that we can sell products, sold a spectrum in markets where we -- our footprints touch each other. And we will get both companies to get the economies of scale out of the marketing strategy.

Going forward in Charter even if we didn't do this deal we are going to a cloud-based user interface, which we also called spectrum. So it's part of the spectrum brand strategy, where that cloud-based user interface can detect what the set-top box is, whether it's new or old, and send the box a streamed guide in the format that the box is capable of looking at. So it's completely backward compatible with all of our deployed assets, all of our deployed customer premises equipment. That's a real step forward. So we'll be able to light up a market with a state-of-the-art user interface on every piece of hardware we have. And the hardware that's on the television which are set-top boxes, the tablets, the phones, all of the devices in the house that have a UI on them that has Charter product on them including, I guess, you were talking about TV Everywhere previously TV Everywhere products and video-on-demand products and in the home TV cable TV, all of those looks and feel will be the same on every device, and we think that's a breakthrough in terms of the customer experience.

In addition, we have a box strategy, which we call World Box, which is to take a very powerful box, but use downloadable security, which has now become the law of the land, we had a waiver to do what we did previously in Charter. The STELA, Copyright Act allows us to give it to the integration ban. So we can now do download security for the whole industry. We stood up a downloadable security platform that we're rolling out. What that allows us to do is buy boxes from any vendor, by being able to buy from any vendor we get prices from any -- whatever the world standard pricing is which is lower than what we've historically paid. So that means the capital intensity going forward of the business is less and the product sets are greater.

Ben Swinburne - Morgan Stanley - Analyst

I want to come back to the capital spending piece you mentioned but first is on business services in particular, you've made some I think reorganization change -- some reorgs in that business, you just branded that as of yesterday, new pricing.

Tom Rutledge - Charter Communications, Inc. - President & CEO

That's right.

Ben Swinburne - Morgan Stanley - Analyst

Can you tell us how you expect all that to impact your results?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes. Well, we expect to sell more of it. And we expect to [bail us out] faster. We separated out the smaller business from the larger business, so that's the reorganization. The smaller business services products are more like residential products than the higher-end very tailored telecommunications products that large

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

businesses need. In order to go fast in the marketplace to get deep penetration quickly, you need to standardize your product set and make it uniform and so you can operationalize it, sell a lot of units and propel the unit sales with good products that work. And that in itself is an art form. So, what we're doing is, operationalizing business services like we've done residential services and packaging and pricing it in simple, straightforward, all inclusive kind of ways, so that we can penetrate faster.

Ben Swinburne - Morgan Stanley - Analyst

When you look at your Company pre-transaction, you're coming out of last year with a lot of growth and you've guided for CapEx to come down. So you are going to be generating real free cash flow in 2015, sort of free --

Tom Rutledge - Charter Communications, Inc. - President & CEO

(multiple speakers) a deal.

Ben Swinburne - Morgan Stanley - Analyst

Yes, so I guess my next question was going to is there a way for investors to think about how you might use that capacity looking forward, either returning it to the shareholders, more M&A or is just a question you can't really answer, then you can pass it.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, I'm not going to answer it. But, because we have this thing in front of us and it's what -- now it's smart and it's going to create a lot of value and that's what we think we should do with the free cash flow. Just create value and we think we're on a track to do that, we think we've demonstrated that we can do that and we want to do it against these new assets.

Ben Swinburne - Morgan Stanley - Analyst

I know you have gotten this question literally since the day you've joined Charter, but given where you are in the all digital project, which is now is over. How should shareholder, investors think about capital intensity or the cost to drive the business over the longer-term, because you've generally spent more than your peers we don't know why, but how do we think about that going forward?

Tom Rutledge - Charter Communications, Inc. - President & CEO

I've said previously, I think capital intensity actually is coming down notwithstanding what we're doing. So Charter was a unique situation, it came out of a background where it gone through restructuring as it was going through that restructuring it wasn't spending capital in a normal way. So at Charter, one of the things we wanted to do was have a great service organization. In order to have a great service organization, in our view, you need to have high quality people trained who can take care of customers.

And our view is that high quality employees taking care of customers actually saves you money, because the biggest cost in our business is excessive transactions, meaning churn or shorter than -- shorter subscriber life than it ought to be. And if you have really good products and you have really good people delivering services part of that product, you can actually have less transactions over the life of a customer, have lower cost and actually have a higher wage base.

And so in order to that we had to do things like build call centers because our calls were going to the Philippines. And we have to hire -- had hired 7,000 people since I've been at Charter. Now, the costs haven't gone up because we're taking contractors and moving them into American employees based in St. Louis and other parts of the country where we've built these centers. We had to buy trucks and tools and test equipment, all of those things, and then maintenance hadn't been done on Charter's plant. So we have to go walk it out and look at all our undone projects and catalog and do them; things like standby power supplies, fundamentals to the business.

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

All of that was done, so that increased our intensity, capital intensity, and then we went all digital. We did that very efficiently by going to this World Box strategy, which lowered the costs of CPE and all of our existing -- and we got a waiver at the FCC. And so we actually ended up buying traditional boxes at lower prices than they were previously sold, and we can see a pathway even lower prices going forward. So the new assets that we're getting aren't going to have that kind of restructuring costs. There will be some, in-housing of personnel and, but not nearly what existed at Charter.

And CPE going forward is actually going to get less expensive, because we've broken conditional access chokehold that's caused CPE to expensive for us, and Moore's law continues. So, and the plant once it digitized, can be easily upgraded from the cloud, like user interfaces, taking broadband speeds up, adding functionality to voice, adding voice apps [and WiFi] et cetera. So once you go to a cloud-based architecture, a lot of the capital intensity comes out of the business naturally. So there's a future that's less capital intensive, but we still spent more capital than everyone else, because we came from a unique situation.

Ben Swinburne - Morgan Stanley - Analyst

Yes, yes, that makes sense. Let me turn to the subscriber side of the business. I don't know if you would agree that this is maybe different than you thought how it would play out when you started, but there is a lot of broadband-only customers in your sub base and in the industry now, with a lot of talk about more tailored content bundles. And as we were just talking with David Zaslav from Discovery this morning, there is a lot of moves by the content companies to think about direct-to-consumer models and in effect compete with you. That's a lot of context, but what do you think the opportunity is for Charter to either go reclaim and sell video into that base or do you think that this is a trend that you need to re-segment your customers and try to address differently than you have in the past?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, well, it's an interesting question because there are multiple trends going on. We can sell into that universe very efficiently. And Charter probably has a higher percentage of broadband-only customers than most MSOs, that's why we have higher penetration of expanded basis to video than any other.

So you got to look at the whole thing, but I think compared to the satellite industry, which has kind of a platform that I don't think is competitive of ours, we have a huge opportunity to compete there. We have a huge opportunity to compete against U-verse with better products and to take share of the multi-channel video universe. At the same time, you do have price issues pushing consumers out of video altogether, you have a desire for people to have more tailored products because of really price mostly, then everybody would like everything (inaudible) keeping up. The problem is, how do you get the services that full subscriber needs and also if that's the budget that's the issue. Services like Discovery may not -- could have a successful market opportunity if they were sold to everybody who want a Discovery didn't have to be packaged with sports.

But there is a real risk of pulling the bundle apart to everybody in it, and that you see everybody sort of facing the reality that if pricing is going to actually kill the category that they need to rethink about the way they go to market, whether they go over the top or whether we sale tailored products that actually fulfill subscribers needs I think is the better question, why we -- if we have the customer relationship, we still have the ability to be successful marketers of good packages. And we sell packages all day along, we have sales forces that know how to do it. And so the opportunity is to tailor products that people want. It doesn't matter whether it's over the top of that.

Ben Swinburne - Morgan Stanley - Analyst

Yes. The real question is why would they do it when they, in theory, could let you do it for them and help the whole ecosystem.

Tom Rutledge - Charter Communications, Inc. - President & CEO

That's right. And they might want to do it for certain circumstances but I think that we want to do everything and take advantage of every market opportunity they have and there is an opportunity for us there too.

Ben Swinburne - Morgan Stanley - Analyst

And just going back to this broadband-only base, which I think is about 30% of your residential customers. I would imagine you would -- you believe most of those have satellite TV and so it's big opportunity for you just to up sell video.

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

Tom Rutledge - Charter Communications, Inc. - President & CEO

Don't forget Charter has been was tarnished too, which is one of the reasons we're going to spectrum because of all that history that I've talked about our video product wasn't competitive and we have to overcome as a Company. So there is inertia in the business and inertia is the big aspect of our business. Satellites got to where it got 35% penetration or so, television with a better digital product compared to cable, but it only got the 35%. Now we have a better product and we have an opportunity to take it back, but most people are inert and getting them to actually switch is a big challenge from a marketing perspective, which is why the new asset composition in the marketplace matters.

Ben Swinburne - Morgan Stanley - Analyst

And your -- the new pricing and packaging that you rolled out when you started couple years ago, I think you said on the earnings call now 80% of your residential customers are taking spectrum products. Can you help us think about the benefits of that traction you've had on the P&L and on the business and have we seen it already or are there more (multiple speakers).

Tom Rutledge - Charter Communications, Inc. - President & CEO

No, it's a multi-year process. We're investing in products, we're making our products better, we're stepping -- we're selling into the market bundled packages of products that are high quality, high-value products at prices that are designed to overcome inertia and overcoming a brand reputation issue. And then stepping up when people see those products and use those products and get a sense of the value of them, stepping the price up in our multi-year process, which we say upfront for the customer and that multi-year step up continues. And as we sell in incrementally each time, we're still selling in new customers in that sort of step-up process. Just put a lot of CPE out, some of that CPE went in at subsidized pricing that also will get priced into the business going forward. And our thought is that if you put products that are really valuable out there then you do get pricing power.

Ben Swinburne - Morgan Stanley - Analyst

Have we seen in your financials enough of the initial cohort of customers step-up to these new prices where we can now say these results suggest that churn is pretty minimal because some of your competitors -- some of your peers in the industry, we saw some nightmarish results from promotions that then went up a lot and a lot of churn.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, that's the history of the industries. If you sell inexpensive products and they're not very good, they churn a lot, especially when you raise the price on them.

Ben Swinburne - Morgan Stanley - Analyst

Yes. Okay. Chris mentioned on the earnings call we'll see less benefit from rate increases, I think in 2015 than we saw in 2014.

Tom Rutledge - Charter Communications, Inc. - President & CEO

That's right. And not much -- most of our revenue growth isn't rate -- it's not the traditional rate increase that other companies are using to drive their revenues.

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

Ben Swinburne - Morgan Stanley - Analyst

But the contact there was, you see an opportunity to go for share this year, I know you are going for share all the time.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, it's a lot more fun to sell your way up than price your way up.

Ben Swinburne - Morgan Stanley - Analyst

So what are you seeing from your competitors that suggest this is the time to really go, maybe even more aggressive than you've already been for market share.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, I think this is the time, I mean I think it was the timing previously too, I think if you look at the pressures in the business, particularly on video that -- and you look at the totality of our products and how we can price and package them now it's the time.

Ben Swinburne - Morgan Stanley - Analyst

One of the pressures on the ecosystem and even on your business is that continued growth in content costs and you've been pretty vocal about how you think this is probably not a sustainable trend, do you see any off-ramps to this double-digit programming cost growth over the next several years either addressing sports, by tearing or carrying less networks or all the above?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, all the above, I mean, you've seen [Suddenlink] did make a decision to cut a significant amount of cost out of their business by not carrying a service, service that put itself out in a lot of platforms trying to monetize those little incremental opportunities. There is a danger to what we have -- people doing that in the model. The mild model is very efficient than it's fully distributed and it's fully priced and it's hard to grow it and people are looking for those ancillary revenues, so there is the possibility that you'll see smaller packages, and so we already discussed that a little bit.

That takes lot of pressure off of us from a rate perspective, which should enhance our ability to drive into the marketplace. So there's a lot going on actually that I'm pretty optimistic about in terms of being able to control cost. Controlling cost is also another way of saying -- it's not the cost of a product set to a customer on a per viewing basis is going to be down. But if you could actually tailor products that actually costs more per viewing customer but in totality costs less. That would be really great from a consumer perspective. And if the bundle breaks up that's what will happen, so the consumer benefits and you would benefit. Yes. The program is going to have a hard time.

Ben Swinburne - Morgan Stanley - Analyst

Right, right. Let me turn back to product a bit, I wanted to ask you about your cloud guide, which is being rolled out what the impact on the consumer is and how big of a deal that's really is from your perspective? And then I want to talk about wireless as well.

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

Tom Rutledge - Charter Communications, Inc. - President & CEO

Cloud guide is our spectrum guidance that I guess I started talking about earlier, our view of that is that a guide and Comcast is a very nice guide. And our guide we think is a equivalent but that's a aesthetic question not a technical questions, what is the right guide, how does it look, how does search and discovery work, all of those things in a cloud-based environment can be easily changed as opposed to a set-top box environment where you're subject to the limitations of the technology footprint of the box that was deployed whatever year you deployed it. So you get all the stranded hardware out there, so our guide strategy is to say, let's turn the box into a thin client box, some would say dumb box, but -- meaning it doesn't need a lot of processing power in order to work. The box merely looks at the networks and sees what the network is capable of showing it and so all the cost of change is really in a server complex.

And whether one idea is good or not good from a presentation perspective that's all easy to change and it's also a moving target. People's view of what's pleasing in a guide changes through time, people's functionality and ability to interact with graphics changes. The whole -- and don't forget we serve the whole population. The other beauty of the server-based guide infrastructure is that theoretically you could give everyone their own guide, so whatever -- and let them tailor it. Now that's not that practical, most people don't want to deal with it, most people just want to do it -- not think about it. And so there is a tension between customization and the population but the nice thing about where we're going from an architectural perspective is however that works out we can follow it.

Ben Swinburne - Morgan Stanley - Analyst

On wireless front, Tom, there has been a lot of focus, I think by investors and analysts, and even a journal article this week about that kind of cord cutting from selling over to WiFi, I don't know how much you want to willing to get into it, but what's your perspective on the kind of technology roadmap of using WiFi maybe not to be disruptive, but just to really build a business on the back of your network?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Look, at Cablevision I was a big proponent of WiFi, I've done less investing in it. At Charter only because we had all these other issues to deal with, we've now announced that we're going to start selling WiFi hotspots and deploying them in Charter. So I'm very interested in what Cablevision is doing with their WiFi voice product. Our intention is to put a WiFi voice app that you can download to your existing cell phone and work from our voice relationship with you. So you can use both numbers on your phone and have all the access of your phone, your mobile phone address book and so forth on your landline and be able to use your landline mobily.

Ultimately, if you look at what's happening on tablets, smart devices, the bulk of the data is coming from WiFi and the WiFi is attached to our network, we have the big backbone network. And each WiFi radio is the small cell, there is an opportunity going forward to combine that with licensed spectrum, there's an opportunity going forward working with the FCC to get more spectrum allocated to WiFi. There are ultimately opportunities to create a direct relationship like Cablevision is doing with consumers who bring you their smartphone device. And if you look at how much revenue there is in that business, that's a huge opportunity.

Ben Swinburne - Morgan Stanley - Analyst

Great. Just a couple more on competition, and then we'll open it up to the audience. You've got a decent amount of AT&T overlap in your footprint, they've been expanding U-verse. Can you just update us on to how far along you think their overbuilds or their upgrade of project VIP is on your footprint?

Tom Rutledge - Charter Communications, Inc. - President & CEO

I think they've announced they are pretty much complete with that, and they are about 32% or so of our footprint with their U-verse product. There hasn't been a significant or material change from where we've been historically.

Ben Swinburne - Morgan Stanley - Analyst

I think after the transaction is closed, you won't have much in the way of FiOS competition or I think even Google Fiber competition, but I'd love to get your take on what you think they're up to anyway?

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

Tom Rutledge - Charter Communications, Inc. - President & CEO

FIOS, they sold a bunch of their stuff. So I think, in some ways, it tells you something about it. But yes, we won't have much, we don't have much now. I think we're really less than 3% today of our footprint, and in the new footprint it may be zero. In terms of what Google is doing, in terms of the big broadband market, it's fairly small. And how they'll like operating in a Title II world, I don't know and it seems more problematic from their point of view. If what they were doing was designed to call attention to competition and create regulatory burdens, maybe they've already succeeded. And it's hard to argue that their goal is anything other than to push other people to other things.

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QUESTION AND ANSWER

Ben Swinburne - Morgan Stanley - Analyst

Yes. Got it. Okay, if you have a question, I want you guys to raise your hand, and please wait for a microphone or I will -- so, there is one up in the front row right over there.

Unidentified Audience Member

Alright, thank you. You've been a proponent of trying to sell clear straightforward packages that their customer can really understand readily. But, I mean on the TV Everywhere side, I'd say it's still really probably a mess from the customer side. After the deal, you and Comcast will be something like two-thirds of the cable industry, is there any opportunity to work together with them, other cable operators to try to standardize that and make it something that their customer can better understand?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Yes, it's hard to do from the distributors perspective, the content owners and content middlemen have had mixed strategies and have not had a clear vision of what the TV Everywhere means. And what it means to me, I can put cable TV on any device, in a residents or a commercial establishment and that's a right structure. TV Everywhere are rights that are allowed that come from your subscription to a cable TV service that are allowed to be distributed outside the cable universe. There are problems with actually putting those rights together depending on what you're buying and different parts of the programming -- purchasing chain own some or all of those rights.

So there has been real mishmash and how products have been created, how long products should exist in that state, how much on-demand product there ought to be, how do you deal with -- people sell past seasons of programming to other vendors, the Amazon or Netflix, should those kinds of pieces of content be in TV Everywhere and if they are going to be then does that change the license fees. So those are the content companies who have not had a clear minded view of what they wanted to do with it and they have all -- because all our individual companies they come up with different points of view, some have easier access to right structures than others. So I agree it's a mishmash, but it's very hard from our seat to fix it.

Unidentified Audience Member

Should the Comcast/Time Warner transaction not close, how well developed is your plan B and you end up worse off, better off or just about the same?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, my plan A didn't work, I'm in plan B, but it is plan C, plan C. But, look, all my energy is in this deal, it's a good deal for Charter that we've worked out is Comcast and we're happy with it. And there is a lot of work to do it and in the grand scheme of things we're happy the way it all came out. So our expectation is, we're going to do this, if it doesn't work we've said John Malone said that we'll do it. And I have always said, you have to look at what the world looks like when that moment comes, but the interest rates are still good, the ability do it still exists, but that's not what we're planning to do.

Ben Swinburne - Morgan Stanley - Analyst

Tom, do you think that the long tail for lack of a better term of the cable industry is going to need to consolidate over the medium-term beyond the transactions you have in front of you and see what's the logical extension for you guys?

Tom Rutledge - Charter Communications, Inc. - President & CEO

It is -- yes, we think consolidation makes sense, that scale makes sense that if needed. And we try to do that and try to get scale and scale works at the local level, which is part of this deal that we do have at Comcast didn't give us as much mass nationally as we wanted, but it gave us a much better mass at the local and regional level than we even would have had in the Time Warner deal have we gotten at all. And so we got certain advantages that way that are going to allow us

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

to operate at what I call regional scale. But scale does matter for technology development, it matters for programming relationships. That said, we can operate successfully and create value at the scale we are. I just think we could do more with better scale.

Ben Swinburne - Morgan Stanley - Analyst

Great. Yes, we'll take one last one. Just wait for mike please.

Unidentified Audience Member

Thanks. So you've talked a lot today about the benefit of the cloud based UI and I think on the earnings call you said that you expect to roll it out to about 50% of the base this year.

Tom Rutledge - Charter Communications, Inc. - President & CEO

That's right.

Unidentified Audience Member

Any reason, I guess, from an operational standpoint about why you wouldn't do more aggressive roll out this year?

Tom Rutledge - Charter Communications, Inc. - President & CEO

Only because we've never done it and we wanted to do something that we thought we could manage. We have to operationalize the roll out of this product, so we've tested it in Dallas, we know what it is, how it works, how it scales but deploying a product and all of the changes that go with it, all the customer contacts that you have to do and education is a different kind of animal, it's a different kind of project approach and that operational project, we don't have experience with yet at scale. So we've made a commitment to do half the Company because we have a reasonable confidence that can do that. In order to do what we're doing we have put new infrastructure sort of head-end based infrastructure in place in each market.

So this is a product that will roll out market by market. And there is some infrastructure costs that go with that but more operational structures, people and pluming issues in the way the plant is architected in a local marketplace. And if we find that we're able to do it more efficiently and effectively and most operational projects there is a learning curve and then you figure out what you need to do and then you can move pretty quickly. If we find out that those are easy, we're going to go faster because the upside of it is you get more customers quicker that get the full value of the experience. And the capital intensity of it from a budgetary point of view is relatively minor.

Ben Swinburne - Morgan Stanley - Analyst

Great. Well, a lot to look forward to over the next few months in here. Tom, thanks for joining us. Thank you everybody.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Alright. Thanks.

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MARCH 03, 2015 / 04:45PM GMT, CHTR - Charter Communications Inc at Morgan Stanley Technology, Media & Telecom Conference

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